P.E. 1/31/02

02014551

SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

#3113, Three Bentall Centre, P.O. Box 49113,

595 Burrard Street, Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __✓__

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: [signature]
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: February 11, 2002

BEMA GOLD CORPORATION

News Release

Bema Gold Signs Option on High Grade Gold Property In Manitoba

January 29, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema or "The Company") is pleased to announce it has signed an option with Wolfden Resources Inc. ("Wolfden") to earn up to 70% of the high-grade Monument Bay gold property in northeastern Manitoba.

Noranda Inc. ("Noranda") and Wolfden drilled 89 holes totaling 27,000 metres between 1989 and 2000. Examples of the significant results from the historic drilling are as follows:

Hole#	Zone	Year	Interval(m)	Length(m)	Grade(g/t)
89-08	Twin Lakes A	1989	113.9-116.9	3.0	29.26
89-09	Twin Lakes B	1989	203.8-206.3	2.5	20.79
89-11	Twin Lakes B	1989	204.5-206.6	2.1	24.16
89-12	Twin Lakes B	1989	218.8-219.8	1.0	18.2
90-16	Twin Lakes B	1990	325.2-326.2	1.0	51.1
TL001	Twin Lakes B	2000	114.9-119.1	4.2	29.97
TL004	Twin Lakes B	2000	157.15-158.95	1.8	36.84
90-31	Seeber River B	1990	152.6-155.1	2.5	83.4
90-33	Seeber River A	1990	244.5-247.3	2.8	16.05
90-51	Seeber River B	1991	294.0-295.2	1.2	17.2
91-60	Seeber River West	1991	157.2-160.1	2.9	106.87

Noranda discovered mineralization on the property in 1989 and drilled 66 holes totaling 22,000 metres from 1989 to1991. Wolfden completed 23 drill holes in 1999 –2000 totaling 5000 metres, which successfully extended mineralization within the Twin Lakes zone. In addition, Wolfden recently negotiated the removal of Newmont's back-in right on the property. Newmont acquired the property, as part of its takeover of Battle Mountain Gold.

The Monument Bay property hosts high-grade gold mineralization within the Stull Lake greenstone belt similar to the Red Lake district in northern Ontario. The property is 23 kilometers long, up to 3 kilometers wide and covers 66.9 square kilometres. Gold mineralization is associated with narrow quartz veins and silicified zones within the 30 kilometer long Twin lakes - Monument Bay deformation zone. Most of the historic drilling has consisted of widely spaced drilling within 3 zones along 3.5 kilometers of the deformation zone. The remainder of the deformation zone is untested. The higher-grade intersections appear to form continuous ore shoots within the three individual zones and these ore shoots remain open in several directions. The areas between the zones have had very little drilling.

Bema can earn up to 70% of the property in two stages. The initial 51% can be earned by spending CDN$3 million dollars by December 31, 2005 and making annual payments of CDN$50,000. The remaining 19% can be earned by spending an additional CDN$3 million dollars and making payments totaling CDN$150,000. An initial payment of CDN$25,000 and 150,000 common shares of Bema will be made upon signing of the formal option agreement.

The Manitoba government has been proactive in encouraging mineral development and programs such as the Mineral Exploration Assistance Program contributed to Bema's decision to pursue the Monument Bay property. The Mineral Exploration Assistance Program will return 35% of money spent on exploration in northeastern Manitoba up to CDN$400,000 per annum.

Bema's technical team believe the Monument Bay property has excellent potential to host a high grade gold deposit. This acquisition is consistent with Bema's policy of exploring and developing high-grade projects that have the potential to generate strong cash flow at today's mineral prices. In keeping with this policy, Bema recently commenced production at the high grade Julietta gold and silver mine in far-east Russia.

The Company plans to commence a diamond drilling program at Monument Bay in mid to late February, 2002.

On behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold or the remaining drilling results for Monument Bay, please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

BEMA GOLD CORPORATION

News Release

Bema Arranges CDN$1.5 Million Flow Through Private Placement

January 31, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") is pleased to announce that it has arranged a brokered flow-through private placement with Canaccord Capital Corporation and Haywood Securities Inc. Bema will issue 2,307,692 flow through shares at $0.65 cents for gross proceeds of CDN$ 1.5 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba.

Bema has recently signed an option with Wolfden Resources Inc. ("Wolfden") to earn up to 70% of the Monument Bay property. Bema's technical team believes that the Monument Bay property has excellent potential to host a high-grade gold deposit. This acquisition is consistent with Bema's policy of exploring and developing high-grade projects that have the potential to generate strong cash flow at today's mineral prices. In keeping with this policy, Bema recently commenced production at the high-grade Julietta gold and silver mine in far-east Russia.

Bema plans to commence phase I of a diamond drilling program on the Monument Bay Property, consisting of 3,500 metres, in mid to late February 2002.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.